SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

COEUR D’ALENE MINES CORPORATION
(Name of Subject Company (Issuer))

COEUR D’ALENE MINES CORPORATION, as Issuer
(Names of Filing Persons (Identifying Status of Offeror, Issuer or Other Person))

6% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 10, 2002
6 3/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE JANUARY 31, 2004
7 1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE OCTOBER 31, 2005
(Title of Class of Securities)

6% Debentures:	192108 AB 4

6 3/8% Debentures:	192108 AE 8/192108 AD 0

7 1/4% Debentures:	192108 AG 3/192108 AF 5
(CUSIP Number of Class of Securities)
____________________

Dennis E. Wheeler
Chairman of the Board, President and Chief Executive Officer
Coeur d’Alene Mines Corporation
400 Coeur d'Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
208-667-3511
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
____________________

Copies to:

Arthur H. Bill, Esq. Foley & Lardner 3000 K Street, N.W. Suite 500 Washington, D.C. 20007 (202) 672-5300	Abigail Arms, Esq. Shearman & Sterling 801 Pennsylvania Avenue, N.W. Washington, D.C. 20004 (202) 508-8000

CALCULATION OF FILING FEE

Transaction Valuation $57,588,190 (1)	Amount of Filing Fee $14,397 (2)

      (1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of June 15, 2001 of the aggregate maximum amount of 6% Convertible Subordinated Debentures due June 10, 2002, 6 3/8% Convertible Subordinated Debentures due January 31, 2004 and 7 1/4% Convertible Subordinated Debentures due October 31, 2005 that may be received by the Issuer from tendering holders in the exchange offer.

      (2) Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed June 20, 2001.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,397
Form or Registration No.: Form S-4 (File No. 333-63472)
Filing Party: Coeur d’Alene Mines Corporation
Date Filed: June 20, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Tender Offer Statement on Schedule TO is being filed by Coeur d’Alene Mines Corporation, an Idaho corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange its 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 (“Exchange Notes”) for up to $136,156,000 aggregate principal amount of its outstanding 6% Convertible Subordinate

Debentures due June 10, 2002, 6 3/8% Convertible Subordinated Debentures due January 31, 2004 and 7 1/4% Convertible Subordinated Debentures due October 31, 2005 (collectively, the “Debentures”) (or such lesser principal amount as is properly tendered) upon the terms and subject to the conditions set forth in the Company’s Registration Statement on Form S-4 (File No. 333-63472) filed with the Securities and Exchange Commission on June 20, 2001, and pre-effectively amended on July 29, 2001 (the “Registration Statement”). The Registration Statement, including the Preliminary Prospectus (the “Prospectus”) contained therein, and the exhibits thereto are incorporated by reference in this Schedule TO in response to some of the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus under the caption “Prospectus Summary – Terms of the Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address. Coeur d’Alene Mines Corporation is the subject company. The address and telephone number of its principal executive offices are 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, (208) 667-3511.

(b)	Securities. The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “Description of Debentures” is incorporated herein by reference.

(c)	Trading Market and Price. The information contained in the Prospectus under the captions “Price Range of the 7 1/4% Convertible Subordinated Debentures due 2005,” “Price Range of the 6 3/8% Convertible Subordinated Debentures due 2004,” and “Market for the 6% Convertible Subordinated Debentures due 2002” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons.

This is an issuer tender offer. The information set forth in response to Item 2(a) of this Schedule TO is incorporated herein by reference. The information set forth in Item 4A. of the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 with respect to the Company’s executive officers, and in Item 10 of the Company’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2000 with respect to the Company’s directors, is incorporated herein by reference. The address of each of the Company’s officers and directors is c/o Coeur d’Alene Mines Corporation 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, (208) 667-3511.

Item 4.	Terms Of The Transaction.

(a)	Material Terms.

(1)	Tender Offers.

(i)-(ii)	The information set forth on the cover of the Prospectus and in the Prospectus under the caption “The Exchange Offer — Terms of the exchange offer; Period for tendering debentures” is incorporated herein by reference.

(iii)	The information set forth on the cover page of the Prospectus and in the Prospectus under the caption “The Exchange Offer — Expiration date” is incorporated herein by reference.

(iv)	Not applicable.

(v)	The information set forth in the Prospectus under the caption “The Exchange Offer — Extensions; Amendments” is incorporated herein by reference.

(vi)	The information set forth in the Prospectus under the caption “The Exchange Offer – Withdrawal rights” is incorporated herein by reference.

(vii)	The information set forth in the Prospectus under the captions “The Exchange Offer – Procedures for tendering 6 3/8% and 7 1/4% debentures and 6% debentures held in registered form,” “– Special procedures for tendering bearer 6% debentures,” “– Acceptance of debentures for exchange; Delivery of exchange notes,” “– Withdrawal rights” is incorporated herein by reference.

(viii)	The information set forth in the Prospectus under the caption “The Exchange Offer – Acceptance of debentures for exchange; Delivery of exchange notes” is incorporated herein by reference.

(ix)	The information set forth in the Prospectus under the caption “Prospectus Summary – Terms of the Exchange Offer — Proration of exchange notes,” and under “The Exchange Offer – Terms of the exchange offer; Period for tendering debentures” is incorporated herein by reference.

(x)	The information set forth in the Prospectus under the caption “Prospectus Summary – “Comparison of Exchange Notes and Debentures” is incorporated herein by reference.

(xi)	Not applicable.

(xii)	The information set forth in the Prospectus – under the caption “United States Federal Income Tax Considerations” is incorporated herein by reference.

(2)	Mergers or Similar Transactions.

Not applicable.

(b)	Purchases. To the best knowledge of the Company, no Exchange Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	None.

Item 6.	Purposes of The Transaction and Plans or Proposals.

(a)	Purposes. The Information set forth in the Prospectus under the caption “Prospectus Summary – Questions and Answers Regarding the Exchange Offer,” -– Why are we making the exchange offer?” is incorporated herein by reference.

(b)	Use of Securities Acquired. The information set forth in the Prospectus under the caption “Description of Debentures – Purchases and cancellations” is incorporated herein by reference.

(c)	Plans.

(1)	None.

(2)	“The information set forth in the Prospectus under the caption Management's Discussion and Analysis of Financial Condition and Results of Operations — Our Mining Properties” is incorporated herein by reference.

(3)	None.

(4)	None.

(5)	None.

(6)	The information set forth in the Prospectus under the caption “Prospectus Summary – Questions and Answers Regarding the Exchange Offer – What happens if I do not participate in the exchange offer” is incorporated herein by reference.

(7)	Not applicable.

(8)	Not applicable.

(9)	Not applicable.

(10)	None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds. The consideration to be used in the exchange offer consists of Exchange Notes. If the maximum amount of Debentures being sought is tendered and accepted for exchange, an aggregate principal amount of $71,340,000 of Exchange Notes will be issued. The information set forth in the Prospectus under caption “The Exchange Offer – Fees and Expenses” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds.

(1)-(2) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership. None.

(b)	Securities Transactions. The information set forth in the Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources -– Recent Debt Retirement Transactions,” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth in the Prospectus under the captions “The Exchange Offer – Fees and Expenses, – Payment of solicitation fees,” and “Plan of Distribution” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	Financial Information. The information set forth in the Prospectus under the caption “Selected Consolidated Financial Data” and the consolidated financial statements appearing at pages F-1 through F-30, as identified under the caption “Index to Consolidated Financial Statements,” at page F-1, are incorporated herein by reference.

(b)	Pro Forma. The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None other than as previously disclosed.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b)	Other Material Information. The information set forth in the Prospectus and the Letters of Transmittal, (Exhibits (a) (1), (a)(4) and (a)(5), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)	Preliminary Prospectus dated June 29, 2001, incorporated by reference to the Registration Statement.

(a)(2)	Summary Advertisement dated June 29, 2001.

(a)(3)	Form of Convertible Senior Subordinated Notes Indenture between the Issuer and The Bank of New York, Trustee.*

(a)(4)	Form of Letter of Transmittal for Registered Debentures.*

(a)(5)	Form of Letter of Transmittal for Bearer Debentures.*

(a)(6)	Form of Notice of Guaranteed Delivery.*

(a)(7)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(8)	Form of Letter to Clients.*

(a)(9)	Press release issued June 29, 2001.

*Filed as an exhibit to the Registration Statement and incorporated herein by reference.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2001	By: /s/ Dennis E. Wheeler

Name: Dennis E. Wheeler

Title: Chairman of the Board, President

and Chief Executive Officer